Exhibit 99.1

Almonty Selected for 2025 TSX30TM in Recognition of Growth and Strategic Progress

TORONTO – September 9, 2025 - Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten critical to the U.S. defense and technology sectors, today announced that it has been included in the 2025 TSX30TM, Toronto Stock Exchange’s flagship ranking of the top 30 performing TSX-listed stocks over a three-year period, based on dividend-adjusted share price appreciation.

The TSX30TM recognition reflects Almonty’s sustained growth trajectory, driven by its successful US$90 million Nasdaq IPO and subsequent redomiciling to the United States, along with continued progress at its Sangdong Mine in South Korea. The Company’s inclusion underscores its emerging role as one of the most important Western producers of tungsten, uniquely positioned to support the U.S. defense sector while advancing national security priorities and creating long-term value for shareholders.

During the current year, Almonty’s achievements have included securing a strategic offtake agreement with SeAH Group, the Korean steel giant and SpaceX contractor, covering 100 % of future molybdenum production from the Sangdong Molybdenum Project at a hard floor price of US$19.00 per pound.

The Company received a formal recognition letter from the U.S. House Select Committee on the strategic competition between the United States and the Chinese Communist Party, affirming its critical role in bolstering U.S. critical minerals supply chains, and strengthened its positioning through participation in DARPA’s Critical Minerals Forum. With escalating demand from the defense sector and strong investor support, Almonty has reinforced its emergence as a leading Western producer of tungsten.

Lewis Black, Chief Executive Officer of Almonty, commented: “We are honored to be included among this year’s TSX30TM leaders – this recognition speaks volumes about the dedication of our team, the quality of our assets, and the strength of our strategic vision. As we evolve into a leading vertically integrated Western tungsten producer, it’s especially gratifying given our growing importance in national security and defense supply chains.

“Shareholders have already begun to recognize the intrinsic value of our Sangdong Project and broader strategy - but this honor underscores that our story is just beginning. With first production from Sangdong on the horizon, and our positioning as one of the only Western-scale suppliers of tungsten critical to munitions and advanced defense technologies, we believe Almonty is on a clear path to further emerge as a trusted supplier to the U.S. defense industrial base. Looking ahead, our planned vertical integration into downstream oxide production further enhances our ability to serve allied supply chains with reliability and scale. We look forward to delivering long-term, sustainable value through disciplined execution and by reinforcing our commitment to supporting allied supply chain resilience,” concluded Black.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions. Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forwardlooking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the Company’s redomiciling initiatives and the anticipated economic performance of the Sangdong mine.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business including, without limitation, the ability to retain members of Almonty’s management team; relationships with customers, suppliers, employees and other business counterparties; and other events that could adversely impact the completion of the Offering, including industry or economic conditions outside of Almonty’s control. Any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Readers should consider reviewing the detailed risk discussion in the Company’s Registration Statement, the most recent Management Discussion and Analysis for the three and six months ended June 30, 2025 filed on SEDAR+, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.